Exhibit 99.2

Nano Dimension Enhances Board Governance Structure and Functionality

Dr. Yoav Nissan-Cohen to Become Chairman

Yoav Stern to Continue as Chief Executive Officer and Director

Waltham, Mass., Sept. 15, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension”, “Nano” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, today announced that its Board of Directors (“the Board”) has appointed Dr. Yoav Nissan-Cohen as Chairman of the Board, effective immediately. Yoav Stern will continue as the Company’s Chief Executive Officer and Director. In addition, Col. (Ret.) Channa Caspi announced that she will be stepping down from the Board due to personal medical circumstances, effective immediately. Following the departure of Col. (Ret.) Caspi, the Board will be reduced from nine to eight directors.

Dr. Nissan-Cohen joined Nano’s Board of Directors in December 2022. His career covers almost 40 years of scientific research, technology development, and executive management in the high-tech industry. He started his career as a research scientist in General Electric R&D Center in New York.

In 1988 Dr. Nissan-Cohen joined National Semiconductor as a technology development manager, and in 1993 he was one of the founders of Tower Semiconductor (Nasdaq:TSEM), where he served as a CEO, took the company public in NASDAQ and built a $1.5B advanced semiconductor facility.

Dr. Nissan-Cohen is the Chairman of TeraCyte, a biotechnology company which developed a platform for high throughput temporal analysis of live single-cells, with breakthrough applications for research, discovery, and development of new drugs and therapies.

In 2002 he joined Pitango as a venture partner, and in 2004 he came back to his entrepreneurial origin and took the Chairman and CEO position in Amimon, a semiconductor company which until today provides the only solution for zero-latency wireless camera link for various applications such as operating rooms in hospitals and TV and film productions.

Dr. Nissan-Cohen is also the Chairman of Visionlab, a company specializing in advanced vision-based solutions for industrial and military applications. He founded and managed several other companies, including a joint venture with Emmy Award winning directors to bring game changing solutions to the film and TV productions.   Currently, Dr. Nissan-Cohen serves also as an executive board member in Weebit, a semiconductor company developing a new class of semiconductor memories.

Dr. Nissan-Cohen holds a Ph.D degree in Physics from the Hebrew University of Jerusalem.

Yoav Stern, CEO of Nano Dimension, commented, “We’ve considered feedback from our shareholders, as well as the recommendations of governance experts, ISS and Glass Lewis, and have decided to make changes to our Board that we believe will evolve and enhance our corporate governance. As we move into the next phase of executing our strategic plan, separating the Chairman and CEO roles is an important step in strengthening Nano’s governance practices and increasing independent oversight by the Board. We remain committed to maintaining the right balance of strong and consistent leadership to guide Nano in the years ahead, while delivering value for our shareholders.

“On a personal level”, add Mr. Stern, “it is a unique opportunity for me to be able to work closely with Dr. Nissan-Cohen, gaining from his vast experience and unique business and leadership vision. I look forward to learning from him and to excel together with him for the betterment of Nano Dimension, its shareholders and all other relevant constituencies”

Dr. Nissan-Cohen responded, “I am confident in Nano, and I look forward to working with Yoav, my fellow Board members and the management team as we continue to execute Nano’s strategy and drive value for shareholders.”

Mr. Stern added, “Nano, and me personally, are sad to part ways with Channy. She has consistently made impactful contributions to Nano and provided expert guidance to our teams with her personal and professional insightful input. On behalf of the entire Board and management team, I would like to wish Channy a speedy recovery and return back to full healthy functionality, and we are all highly thankful for her valuable wisdom and dedicated service. We and me individually were very fortunate to have her as a unique and integral part of us”

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit  www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses enhancing its corporate governance and increasing independent oversight by the Board or when it discusses delivering value to shareholders and execution of the Company’s strategy. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. The execution of a definitive merger agreement between Nano Dimension and Stratasys would be subject to approval by each company’s Board of Directors and completion of the transaction would be subject to customary closing conditions, receipt of required regulatory approvals and approval of Stratasys shareholders. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT
Investor Relations | ir@nano-di.com

NANO DIMENSION MEDIA CONTACT
Kal Goldberg / Bryan Locke / Kelsey Markovich | NanoDimension@fgsglobal.com